                                                                  EXHIBIT 99.8


April 13, 1999

                                  CONFIDENTIAL

Berkshire Realty Holdings, L.P.
c/o The Berkshire Group
One Beacon Street
Boston, Massachusetts 02108
Attn:  Douglas S. Krupp, CEO

Re:      COMMITMENT LETTER

Ladies and Gentlemen:

Affiliates of Douglas S. Krupp ("Krupp"), Blackstone Real Estate Acquisitions III L.L.C. ("Blackstone") and Whitehall Street Real Estate Limited Partnership XI ("Whitehall" and, collectively with Krupp and Blackstone and/or their affiliates, the "Investors") have formed and intend to capitalize Berkshire Realty Holdings, L.P., a Delaware limited partnership ("Holdings"), which will propose a transaction to the Board of Directors of a publicly held Delaware corporation ("Bruin"), pursuant to which (i) Bruin would merge with Holdings and all the outstanding Bruin capital stock (and rights to acquire Bruin capital stock) being converted in the merger into the right to receive cash equal to a price per share (and total purchase price) not to exceed $ 12.25 per share (the "Bruin Merger") and (ii) immediately prior to such merger, a subsidiary of Holdings would be merged into BRI OP Limited Partnership, a Delaware limited partnership ("OP"), in a transaction pursuant to which OP and OP's current general partner ("OP GP") would become wholly owned by Holdings (the "OP Merger" and together with the Bruin Merger, the "Transaction"). Currently, 79.16% of the partnership interests of OP are directly or indirectly owned by Bruin. This letter is referred to herein as the Commitment Letter.

Financing of $755 million, but in no event in excess of 75.5% of the Transaction Value (as defined below) is being sought by you in connection with the Transaction (the "Facility"). A portion of the proceeds of the Facility would be made available to Holdings to finance a portion of the consideration to be paid to Bruin stockholders and option/warrantholders in the Bruin Merger and the cash option in the OP Merger. Additional information regarding the Transaction is set forth in the partnership agreement of Holdings among the Investors and the draft agreements for the Bruin Merger and the OP Merger which you have furnished to us (the "Partnership Agreement").

Based on our understanding of the Transaction as set forth above and in other documents referred to above, and the other information which you have provided to us, each of Whitehall and Blackstone commits to provide, on a several and not joint basis, 50% of the Facility on the terms and subject to the conditions set forth herein (provided that Whitehall shall not be obligated to fund its portion of the Facility unless Blackstone funds its portion of the Facility, and Blackstone shall not be obligated to fund its portion of the Facility unless Whitehall funds its portion of the Facility).

LENDERS: Whitehall and Blackstone, together with their respective permitted participants and co-lenders (each, a "Lender" and, collectively the "Lenders").

TRANSFERABILITY:    Prior to closing, Borrower and Lenders will agree upon the terms pursuant to which Lenders may transfer their interest in the loan (it being understood and agreed that Lenders may sell participation interests in the loan, provided that Whitehall retains the agent role).

BORROWER:           OP and/or, at Lenders' election, certain other
                    property-owning OP subsidiaries.

GUARANTORS:         Holdings and those OP subsidiaries owning the 58 properties identified on Schedule I hereto which are not borrowers. In addition, Guarantors shall include all other subsidiaries of OP for which no third party consent for such guarantee is required or as to which all required third party consents have been obtained (as to special purpose entities, OP shall arrange for charter amendments, as necessary to permit granting of guarantees). Borrower and Guarantors to use all commercially reasonable efforts to obtain such consents. The
                    Investors (or special purpose entities holding the Investors' interest in Holdings) shall be non-recourse guarantors of the Loan, to be secured by an assignment or pledge of their interests in Holdings (see "Security" below).

AMOUNT: $755 million in the aggregate, but in no event in excess of 75.5% of the Transaction Value, defined as the aggregate of
                    (i) the cash required to consummate the Transaction, (ii) assumed debt of at least $233,000,000, (iii) equity contributed or deemed contributed by Investors and (iv) all fees and expenses of Holdings and its subsidiaries relating thereto. The amount borrowed under the Facility is referred to as the Loan. Borrower may borrow less than the entire Loan at closing. In such event, the collateral to secure the Loan will be reduced in accordance with loan allocation amounts among the properties (such allocated loan amounts shall be agreed upon by the Lenders and Borrower before the merger agreement is signed).

TERM:               Twelve (12) months from initial funding.


USE OF PROCEEDS:    Proceeds will be used to finance a portion of the aggregate consideration to be paid by Holdings in the Bruin Merger, as needed to fund the cash option in the OP Merger, to refinance specified existing indebtedness of OP and its subsidiaries, to repay intercompany indebtedness owed to Bruin to enable Bruin to finance the redemption of its outstanding Series A Preferred Stock, and to fund certain fees and expenses associated with the Transaction.

INTEREST:

    RATE: Absent a default, the Loan will bear interest at the rate of 3.75% above the reserve adjusted London Interbank Offered Rate ("LIBOR Rate") for one month interest periods; PROVIDED, HOWEVER, that notwithstanding the foregoing, the minimum interest rate shall at all times be 8.65%.

    PAYMENT DATES:  Interest will be payable monthly.

    OTHER TERMS:    All interest will be calculated based on a 360-day year and actual days elapsed. The financing documentation will contain (a) customary LIBOR breakage provisions and LIBOR borrowing mechanics, (b) LIBOR Rate definitions and (c) customary provisions for determination of interest in the event that LIBOR is not available for any period.

    DEFAULT RATE:   From and after the occurrence of a default, the interest
                    rates applicable to the Loan will be increased by 2% per annum over the interest rate otherwise applicable and such interest and fees will be payable on demand.

COMMITMENT FEE:     1.0% of the maximum amount of the Facility, payable at
                    the drawing of the Facility upon the closing of the Transaction.

STRUCTURING FEE:    0.25% of the maximum amount of the Facility, payable at
                    the same time as the commitment fee.

TAKEDOWN FEE:       0.50% of the amount borrowed, payable upon borrowing.

REPAYMENT FEE:      A repayment fee of 0.50% of the then outstanding amount
                    of the Facility, if any, shall be due on June 15, 2000.

PREPAYMENTS:        Borrowers may voluntarily prepay all or any portion of the
                    Loan in minimum amounts of $1 million at any time, upon at least 5 days' prior written notice. All voluntary prepayments will be accompanied by LIBOR breakage costs, if any.

SECURITY:           First mortgage liens (recorded) and title insurance on 58
                    properties identified on Schedule I hereto. Pledge by Holdings of entire equity of OP GP. In addition, the Investors (or special purpose entities holding the Investors' interest in Holdings) will guarantee the Loan (on a non- recourse basis) and assign or pledge their interest in Holdings as security for such guaranty. At Lenders' election, a first priority perfected lien on and security interest in all assets of Holdings, OP and the subsidiaries of OP not covered by the preceding sentences to the extent available without the requirement to obtain any third party consent or as to which all required third party consents are obtained. Borrower and Guarantors to use all commercially reasonable efforts to obtain such consents. Lenders will have dominion over all cash if requested by Whitehall and Blackstone, which arrangement shall permit the release of cash to Borrower and Guarantors absent a default; provided, however, that to the extent that the holders of debt in respect of the 24 properties identified on Schedule II hereto shall have the right to and shall prohibit such an arrangement, Lenders shall not be entitled to same. The Loan will be cross-collateralized and cross-defaulted in a manner satisfactory to Lenders. The Parties will use reasonable good faith efforts to minimize or avoid mortgage recording taxes and title insurance premiums on the 58 properties on
                    Schedule I; it being understood that there will be no mortgages or title insurance obtained with respect to the 24 properties on Schedule II.

PARTIAL RELEASES    Permitted in connection with third party sales and certain
FROM MORTGAGE OR    partial refinancings provided that Lenders receive at least
NEGATIVE COVENANT:  minimum release prices based on allocated loan amounts to be agreed upon by the parties. Minimum release price is to be equal to greater of the property's allocated loan amount or 100% of sale or refinancing proceeds capped at 110% of the property's allocated loan amount. Borrower and Lenders to agree on allocated loan amounts prior to the execution of the merger agreement.

DOCUMENTATION:      The documentation for the Financing will contain
                    representations and warranties, conditions precedent described below, closing document deliveries and similar customary conditions precedent, affirmative and negative covenants (but no financial ratios, maintenance or other similar financial condition tests), indemnities, events of default and remedies, in each case customarily found in documentation for similar transactions. The OP and/or
                    Holdings will provide customary environmental indemnity to the Lenders. This Commitment Letter does not contain all the terms that will be included in the documentation for the Financing.

CONDITIONS:         The commitment of Lenders for the Facility is conditioned
                    upon satisfaction of all the following (all to Lenders' satisfaction):

                    - Relevant documents, such as all transaction documents for the Bruin Merger and the OP Merger and other material agreements to which Borrower is a party, must be acceptable to Lenders in all material respects.

                    - The Bruin Merger and the OP Merger each shall have been consummated in compliance with all applicable law and regulations.

                     - The material terms of the Bruin Merger and the OP Merger, including, without limitation, the consideration offered and the conditions precedent, shall not have been modified, amended or supplemented in any respect and no provision contained therein shall have been waived, without Lenders' prior written consent.

                     - All necessary governmental and material third party waivers and consents shall have been received.

                     - Receipt of opinions of counsel from Borrower's counsel (including local counsel as requested) reasonably acceptable to Lenders.

                     - Receipt of customary mortgage title insurance policies, existing land surveys, evidence of insurance and addition of Lenders as loss payees, and the like.

                     -     Absence of a default under the Financing.

                     - Holdings shall have received the equity from Blackstone and Whitehall contemplated by the Summary of Terms (I.E., a minimum of $125 million from each), and not less than 5,416,000 shares of Bruin stock and/or OP Units currently owned by Krupp and his affiliates.

                     - The Transaction shall have closed, and the Loan shall have been drawn, no later than December 31, 1999 (the "Commitment Termination Date").

                     - Definitive agreements for the Bruin Merger and the OP Merger shall have been executed by April 14, 1999, PROVIDED, HOWEVER, that if definitive agreements are not executed by April 14, 1999 and Lenders do not extend this Commitment Letter, this Commitment Letter will terminate and neither Borrower nor Lenders will be liable hereunder.

OTHER TERMS:        The documentation for the Facility will require, among other things, compliance with covenants pertaining to the following (all in form and substance satisfactory to Lenders):

                     - Financial reporting on a monthly basis. All financial statements shall be prepared on a consolidated and consolidating basis.

                     - Compliance with all applicable law, decrees and material agreements, or obtaining of applicable consents and waivers.

                     - Limitations on commercial transactions, management agreements, service agreements and borrowing transactions with officers, directors, employees and affiliates.

                     - Prohibition on new indebtedness, other than the Facility, and other than refinancings of existing indebtedness (i) in respect of the 24 properties listed on Schedule II, provided the same are on terms not materially more onerous to the Borrower than the existing indebtedness being refinanced and (ii) in respect of the 58 properties identified on Schedule I, provided that payment of the appropriate release price is made.

                     - Prohibitions on liens, mortgages and security interests except those in existence and identified, those incurred in connection with permitted refinancings, and liens on indebtedness permitted to be incurred for the financing of permitted purchases of properties which liens are limited to the properties purchased, and which obligations are solely those of the property owning subsidiary.

                     - Limitations on, or prohibitions of, cash dividends, other distributions to equity holders, payments in respect of subordinated debt and redemption of common or preferred stock. Such limitations and/or prohibitions shall not preclude, in the absence of a default under the Loan, distributions to certain OP Unit Holders who convert their interests to Class A (Preferred) Interests or tax distributions, as contemplated by the Holdings partnership agreement.

                     - Limitations on mergers, acquisitions, or sale of a material portion of assets (other than sales accompanied by payment of specified release prices).

                     - Prohibitions of a direct or indirect change in control of Borrower or Holdings (other than changes which increase the control of Whitehall and Blackstone). The foregoing shall not prohibit any change in ownership within Whitehall or Blackstone.

                     - Customary provisions regarding responsibility for misappropriation of funds.

                     -     Limitations on capital expenditures.

                     - Agent's and Lenders' rights of inspection and access to facilities, management and auditors.

                     - Payment of Lenders' costs and expenses in documenting, closing and servicing the Loan (including reasonable attorneys' fees and costs, title insurance premiums and mortgage recording taxes).

                     -     Escrow for real estate taxes.

                     -     Governing law: New York.

The commitment of Lenders hereunder is subject to the execution and delivery of final legal documentation acceptable to Lenders and their counsel incorporating, without limitation, the terms set forth in this Commitment Letter and other terms satisfactory to the Lenders.

By signing this Commitment Letter, you acknowledge that this Commitment Letter supersedes any and all discussions and understandings, written or oral, between or among Lenders and any other person as to the Facility, including any prior commitment letters for debt financing for the Transaction. No amendments, waivers or modifications of this Commitment Letter or any of its contents shall be effective unless expressly set forth in writing and executed by you and Lenders.

This letter and the agreements contained herein are solely for the benefit of Holdings and do not confer upon any other person or entity (including, without limitation, any partner in Holdings) any rights or remedies and may not be enforced by any person or entity other than

Holdings. As described above, the commitments of Whitehall and Blackstone hereunder are several and not joint and are subject to all of the terms of this Commitment Letter, including, without limitation, the conditions to the obligations of the Lenders hereunder.

This Commitment Letter is being provided to you on the condition that, except as required by law or SEC Regs (as defined below), neither it nor its contents will be disclosed publicly or privately except to those individuals who are your advisors who have a need to know of them as a result of their being specifically involved in the Bruin Merger and the OP Merger and the Facility and then only on the condition that such matters may not, except as required by law or regulations of the Securities and Exchange Commission ("SEC Regs"), be further disclosed and except that, following your acceptance hereof, you may disclose this Commitment Letter to Bruin and its advisors. No person, other than the parties signatory hereto, is entitled to rely upon this Commitment Letter or any of its contents. No person shall, except as required by law or SEC Regs, use the name of, or refer to Lenders or any of their respective affiliates, in any correspondence, discussions, press release, advertisement or disclosure made in connection with the Transaction without the prior written consent of Lenders.

You agree to indemnify and hold harmless each Lender, and its affiliates, and the directors, officers, employees, agents, attorneys and representatives of any of them (each, an "Indemnified Person"), from and against all suits, actions, proceedings, claims, damages, losses, liabilities and expenses (including, but not limited to, reasonable attorneys' fees and disbursements and other costs of investigation or defense, including those incurred upon any appeal), which may be instituted or asserted against or incurred by any such Indemnified Person in connection with, or arising out of, this Commitment Letter, the Financing, the documentation related thereto, any actions or failures to act in connection therewith, and any and all environmental liabilities and legal costs and expenses arising out of or incurred in connection with any disputes between or among any parties to any of the foregoing, and any investigation, litigation, or proceeding related to any such matters. Your obligation for such reimbursement may be assumed by Borrower at closing. Notwithstanding the foregoing, no indemnitor shall be liable for any indemnification to any Indemnified Person to the extent that any such suit, action, proceeding, claim, damage, loss, liability or expense results solely from that Indemnified Person's gross negligence or willful misconduct, as finally determined by a court of competent jurisdiction. Under no circumstances shall any Lender, or any of its affiliates be liable to you or any other person for any punitive, exemplary, consequential or indirect damages in connection with this Commitment Letter, the Facility or the documentation related thereto, regardless of whether the commitment herein is terminated or the Transaction or the Facility closes. For purposes of this paragraph, the term "affiliate" shall not include any affiliated entity which is an Investor.

You and Lenders expressly waive any right to trial by jury of any claim, demand, action or cause of action arising in connection with this Commitment Letter, any transaction relating hereto, or any other instrument, document or agreement executed or delivered in connection herewith, whether sounding in contact, tort or otherwise. You and Lenders consent and agree that the state or federal courts located in New York County, City of New York, New York, shall have exclusive jurisdiction to hear and determine any claims or disputes between or among any of the parties hereto pertaining to this Commitment Letter or the Facility under consideration and any investigation, litigation, or proceeding related to or arising out of any such matters, PROVIDED, HOWEVER, that you and Lenders acknowledge that any appeals from those courts may have to be heard by a court located outside of such jurisdiction. You and Lenders expressly submit and consent in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waive any objection which either of them may have based upon lack of personal jurisdiction, improper venue or inconvenient forum. The definitive documentation for the Facility shall contain Borrower's and Guarantors' agreement to the foregoing.

This Commitment Letter is governed by and shall be construed in accordance with the law of the State of New York applicable to contracts made and performed in that State.

Lenders shall have access to all relevant facilities, personnel and accountants, and copies of all documents which Lenders may reasonably request, including business plans, financial statements (historical and pro forma), books, records, and other documents. Lenders agree to treat any confidential information so received as they would their own confidential information.

This Commitment Letter shall be of no force and effect unless and until this Commitment Letter is executed and delivered to Lenders on or before 5:00 p.m. New York City time on April 14, 1999, at both (i) 85 Broad Street, New York, New York 10004 and (ii) 345 Park Avenue, 31st Floor, New York, New York 10154. Once effective, the commitment of Lenders to provide financing in accordance with the terms of this Commitment Letter shall terminate if the Bruin Board of Directors rejects Holdings's proposal relating to the Transaction or if definitive agreements have not been executed by April 14, 1999 (in which case, none of the Holdings, the Investors or their respective affiliates shall have any liability hereunder whether on account of fees, reimbursement obligations or otherwise) or if the Loan does not close by the Commitment Termination Date.

We look forward to continuing to work with you toward completing this transaction.

                                     Sincerely,

                                     WHITEHALL STREET REAL ESTATE LIMITED
                                     PARTNERSHIP XI

                                     By: WH ADVISORS, L.L.C., XI,
                                            its General Partner


                                     By:  /s/ Steven M. Feldman
                                        ---------------------------------------
                                            Name:  Steven M. Feldman
                                            Title:  Vice President



                                     BLACKSTONE REAL ESTATE ACQUISITIONS III


                                     By:  /s/ Kenneth C. Whitney
                                        ---------------------------------------
                                            Name:  Kenneth C. Whitney
                                            Title:  Vice President

AGREED AND ACCEPTED THIS
13th DAY OF APRIL, 1999.


BERKSHIRE REALTY HOLDINGS, L.P.


By:  /s/ Douglas Krupp
---------------------------------------

                                   SCHEDULE I

1.   Lynn Lake*                                        30.   Berkshires of Addison (Summer Place)
2.   Prescott Place II                                 31.   Carlyle Place
3.   Park Colony                                       32.   Diamond Ridge
4.   Woodland Meadows                                  33.   Hilltop
5.   Berkshire West (Polos West)                       34.   Hunters Glen
6.   Golfside (Conventry)                              35.   Huntington Brook
7.   Westchester West                                  36.   Huntington Lake
8.   6200 Gassner                                      37.   Huntington Ridge
9.   Berkshire Crossing (Lodge)                        38.   Liriope
10.  Berkshire Springs                                 39.   Providence (Newport Commons)
11.  Avalon at Abernathy                               40.   Ridgeview Chase
12.  East Lake Village                                 41.   Stoneledge Plantation
13.  Huntington Downs                                  42.   Sunchase
14.  Lakes at Jacaranda                                43.   Sweetwater Ranch
15.  Southpoint Massapequa                             44.   Yorktown
16.  Altamonte Bay Club                                45.   Berkshires at Crooked Creek
17.  Huntington Chase at Indian Trail                  46.   Arbors at Breckinbridge
18.  Newport                                           47.   British Woods
19.  Timbers                                           48.   Highland Ridge (Chestnut Hill)
20.  Brookwood Valley                                  49.   Prescott Place
21.  Brookfield Trace/The Berkshires                   50.   Roper Mountain Woods
22.  Cumberland Cove                                   51.   Windover
23.  Indigo on Forest                                  52.   Bluffs of Berkshire
24.  The Oaks                                          53.   The Channel (Heritage Hills)
25.  Pleasant Woods (Hidden Oaks)                      54.   The Cove (Washington Square)
26.  River Oaks                                        55.   Granite Run
27.  Arbor Keys (Seven Winds)                          56.   Harper's Mill
28.  Benchmark                                         57.   The Lighthouse (Lamplighter)
29.  Berkshire Hills (Pinto Ridge)                     58.   Oaks of Marymount


--------
           * Subject to refinancing restriction. If Holdings is unable to refinance and grant Lenders a first priority mortgage in this property, Holdings will substitute a property having a substantially similar value.

                                   SCHEDULE II


1.     Berkshire Towers
2.     Calvert's Walk
3.     Courtleigh
4.     Coventry
5.     Rolling Wind
6.     Stratton Meadows
7.     Olde Forge
8.     Plantation Colony
9.     Kings Crossing
10.    Kingwood Lake
11.    River Parkway
12.    Fairway Ridge
13.    Pines at Dunwoody
14.    Essex House
15.    Highlands at Briarcliff
16.    Hazelcrest
17.    Kingswood Common II
18.    Heraldry Square
19.    Warren Park
20.    Kingwood Common I
21.    Jamestowne
22.    Estates
23.    Arborview
24.    Wiliston